

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2023

Marc de Garidel
Chief Executive Officer
Abivax SA
7-11 boulevard Haussmann
75009 Paris
France

>   **Re: Abivax SA**
>   **Amendment No. 2 to Draft Registration Statement on Form F-1**
>   **Submitted September 8, 2023**
>   **CIK No. 0001956827**

Dear Marc de Garidel:

    We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted September 8, 2023

Risk Factors
Risks Related to our Financial Position and Need for Additional Capital
We have significant debt commitments, which require us to meet certain operating covenants, and if we fail to comply with those covenants..., page 21

1.   We note your disclosure stating that as security for the Kreos/Claret Financing, "the Secured Lenders benefit from the grant of first-ranking collateral on [y]our principal tangible and intangible assets, including . . . intellectual property rights in [y]our lead drug candidate[.]" Please revise your disclosure to provide a separate risk factor detailing the risks associated with pledging the intellectual property rights in your lead drug candidate

as security for the Kreos/Claret Financing.

 You may contact Vanessa Robertson at 202-551-3649 or Mary Mast at 202-551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Jason Drory at 202-551-8342 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:	Ryan Sansom